*Filed on behalf of Solectron Corporation Pursuant to Rule 425 under the Securities Act of 1933.
Subject Company: C-MAC Industries, Inc.
Commission File No. 001-15108

Solectron Sets Record Date for Special Meeting of the Stockholders

For Immediate Release: October 19, 2001

MILPITAS, Calif. — Solectron Corporation (NYSE: SLR), the world’s leading provider of electronics manufacturing and supply-chain management services, said today it has set a record date of Oct. 19, 2001, with respect to the stockholders’ vote on the issuance of Solectron common stock in connection with its previously announced combination with C-MAC Industries, Inc. to be held at a special meeting of its stockholders scheduled for Nov. 28, 2001.

Additional Information

Solectron has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4, and several amendments thereto, containing a preliminary proxy statement/prospectus regarding the proposed transaction. The information in these preliminary filings is not complete and may be changed. The definitive proxy statement/prospectus will be sent to the stockholders of Solectron seeking their approval of the issuance of Solectron shares pursuant to the combination. Investors are urged to read the definitive proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, because they will contain important information. In addition, you may obtain the documents free of charge at the Web site maintained by the SEC at www.sec.gov. You may also obtain Solectron documents filed with the SEC free of charge by calling (408) 957-8500 or writing to Solectron Corporation, 777 Gibraltar Dr., Milpitas, CA 95035, Attention: Corporate Secretary.

Solectron and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders in connection with the combination. Information about the directors and executive officers of Solectron and their ownership of Solectron stock is set forth in the proxy statement for Solectron’s annual meeting of stockholders held in 2001. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus when it becomes available.

About Solectron

Solectron (www.solectron.com) provides a full range of global manufacturing and supply-chain management services to the world’s premier high-tech electronics companies. Solectron’s offerings include new-product design and introduction services, materials management, high-tech product manufacturing, and product repair and end-of-life support services. Solectron, the first two-time winner of the Malcolm Baldrige National Quality Award, has a full range of industry-leading supply-chain services on five continents. Its headquarters are in Milpitas, Calif.